SCAN-OPTICS, INC.

                          CERTIFICATE OF DESIGNATIONS,
                      PREFERENCES, RIGHTS AND RESTRICTIONS
                                       FOR
                4% SERIES I CUMULATIVE REDEEMABLE PREFERRED STOCK


         Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned officers of Scan-Optics, a Delaware corporation (the "Corporation"), do hereby state and certify that pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Board of Directors, by a vote taken at a meeting duly called and duly held on April 26, 2004, duly adopted the following resolutions:

         RESOLVED, that pursuant to Article Fourth of the Certificate of Incorporation, the Board of Directors of the Corporation may provide for the issuance of up to 5,000,000 shares of the Corporation's preferred stock, $.02 par value per share (the "Preferred Stock"); and further

         RESOLVED, that the Board of Directors of the Corporation hereby designates 420,857 shares of such Preferred Stock as "4% Series I Cumulative Redeemable Preferred Stock" having a stated face amount of $2.00 per share (such Preferred Stock is referred to herein as the "Series I Preferred Stock"); and further

         RESOLVED, that the rights, preferences, privileges and restrictions granted to and imposed on the Series I Preferred Stock are as follows:

         Section 1. Number of Shares. The maximum number of authorized shares of Series I Preferred Stock shall be 420,857. All shares of Series I Preferred Stock shall be identical with each other in all respects.

         Section 2. Dividends. The holders of the Series I Preferred Stock shall be entitled to receive cumulative dividends from the Issue Date of the Series I Preferred Stock accruing at the rate of 4% per annum on the Face Redemption Amount, which dividends shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on September 30, 2004 or, if any such date is not a Business Day, on the next succeeding business day (each, a "Dividend Payment Date"). Dividends shall be payable in cash on each Dividend Payment Date to the extent that the Corporation generates Excess Cash Flow for such quarterly period. In the event that the Corporation generates Excess Cash Flow which is insufficient to pay the entire amount of the dividends payable on any Dividend Payment Date then the amount of any such Excess Cash Flow shall be allocated pro rata among the holders of the Series I Preferred Stock and any unpaid dividends on such Dividend Payment Date shall be accrued for the quarterly period for which they relate. If the Corporation fails to generate any Excess Cash Flow with respect to any Dividend Payment Date then all dividends payable on such Dividend Payment Date shall be accrued for the quarterly period to which they relate. No dividends shall be paid on any Dividend Payment Date unless all dividends for all preceding dividend periods have been paid or a sufficient sum set apart for the payment of any such accrued and unpaid dividends. Any accrued and unpaid dividends may be paid at any time,




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without reference to any regular Dividend Payment Date. Dividends payable on the
Series I Preferred Stock will be computed on the basis of a 360 day year of twelve 30 day months and will be deemed to accrue on a daily basis. Dividends on the Series I Preferred Stock will accrue whether or not the Corporation has earnings or profits and whether or not there are funds legally available for the payment of such dividends.

         Section 3. Liquidation Preference.

         (a) Priority of Distributions. In the event (x) of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, or (y) a Liquidating Event (as defined below) shall occur, the assets of the Corporation that may be legally distributed to the Corporation's stockholders shall be distributed to the Corporation's stockholders in the following order of priority:

         (i) first, the holders of the shares of Series I Preferred Stock shall be entitled to receive, prior to and in preference to any distribution of any of the assets of the Corporation to the holders of any other Preferred Stock or Common Stock of the Corporation, an amount per share of Series I Preferred Stock equal to $2.00 (as such number may be adjusted for stock splits, stock dividends, combinations, recapitalizations, reorganizations and other similar transactions), plus an amount equal to all accrued and unpaid dividends on the Series I Preferred Stock through the date of such liquidation, dissolution, winding up or Liquidating Event (such aggregate amount being referred to herein as the "Liquidation Preference"); and

         (ii) second, after payment in full of the Liquidation Preference to the holders of the Series I Preferred Stock, the remaining assets of the Corporation that may legally be distributed to the Corporation's stockholders shall be distributed among the holders of any other series of preferred stock of the Corporation, as applicable, in the manner provided by the Certificate of Incorporation and thereafter ratably among the holders of the shares of Common Stock in proportion to the aggregate number of shares owned by each such holder.

         If, upon any such dissolution or distribution, the assets of the Corporation distributable among the holders of the shares of Series I Preferred Stock entitled to a preference shall be insufficient to pay in full the Liquidation Preference, then such assets, or the proceeds thereof, shall be distributed among the holders of the shares of Series I Preferred Stock ratably.

         (b) Liquidating Events.

         (i) For purposes hereof, a consolidation or merger of the Corporation, a sale, lease or conveyance by the Corporation of at least 80% of its assets, or any other transaction which results in the sale, transfer, assignment, conveyance or other disposition of 50% or more of the voting power of the Corporation to persons or entities other than the holders of the Series I Preferred Stock shall be deemed to be a "Liquidating Event", unless the holders of a majority of the then-outstanding shares of Series I Preferred Stock shall otherwise agree.

         (ii) This Corporation shall give each holder of Series I Preferred Stock written notice of any transaction referred to in clause (i) above no later than 10 business days prior to (A) the stockholders' meeting called to approve





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such transaction, or (B) the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. Such notice shall describe the material terms and conditions of the impending transaction and the holders' rights under this Section, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than 10 business days after the Corporation has given the first notice provided for herein or sooner than 5 business days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived upon the written consent of the holders of a majority of the then-outstanding shares of Series I Preferred Stock.

         Section 4. Voting Rights; Protective Provisions.

         (a) General Voting Rights. Except as otherwise required by law or expressly set forth herein, the shares of Series I Preferred Stock shall be non-voting and the holders of Series I Preferred Stock shall not be entitled to vote on any matter to be voted on at any annual or special meeting of stockholders of the Corporation.

         (b) Protective Provisions. So long as any shares of Series I Preferred Stock are outstanding, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of two-thirds of the then-outstanding shares of Series I Preferred Stock, voting together as a single class, the Corporation shall not:

         (i) increase or decrease the number of authorized shares of Series I Preferred Stock;

         (ii) amend, alter or repeal the Corporation's Certificate of Incorporation, this Certificate of Designations or the Corporation's by-laws to alter or change the rights, preferences or powers of the Series I Preferred Stock, or any Senior Stock (as defined below) or Parity Stock (as defined below) so as to adversely affect the Series I Preferred Stock;

         (iii) authorize, create or issue any class or series, or any shares of any class or series, of capital stock of the Corporation (A) having any preference or priority as to dividends or conversion or upon redemption, liquidation, dissolution or winding up over the Series I Preferred Stock (any such capital stock being "Senior Stock") or (B) ranking on a parity (either as to dividends or conversion or upon redemption, liquidation, dissolution or winding up) with the Series I Preferred Stock (any such capital stock being "Parity Stock"); or

         (iv) reclassify, convert or exchange any of the Corporation's shares of capital stock into Senior Stock or Parity Stock, or authorize, create or issue any security exchangeable for, convertible into, or evidencing the right to purchase any Senior Stock or Parity Stock.

         Section 5. Redemption.

         (a) Mandatory Redemption. On the earlier to occur of (i) March 30, 2007, and (ii) the occurrence of the Maturity Date (as defined in the Credit Agreement) (such earlier date being the "Mandatory Redemption Date"), the Corporation shall redeem all of the issued and outstanding shares of Series I





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Preferred Stock by paying the holders of record thereof an amount in cash per share equal to $2.00 (as such number may be adjusted for stock splits, stock dividends, combinations, recapitalizations, reorganizations and other similar transactions), plus an amount equal to all accrued and unpaid dividends on the Series I Preferred Stock through the Mandatory Redemption Date (such aggregate amount being referred to herein as the "Redemption Price").

         (b) Early Redemption. In addition, following the payment in full of the Loans (as defined in the Credit Agreement), the Corporation shall redeem all of the issued and outstanding shares of Series I Preferred Stock by paying the holders of record thereof an amount per share of Series I Preferred Stock equal to the Redemption Price (the date upon which the Corporation actually redeems the Series I Preferred Stock being the "Early Redemption Date").

         (c) Redemption Terms. In order to receive payment of the Redemption Price, the holder of any shares of Series I Preferred Stock redeemed pursuant to this Section shall before or within 60 days after the Mandatory Redemption Date or Early Redemption Date, as the case may be, surrender the certificate or certificates representing such shares to the Corporation or provide a lost stock affidavit and indemnification undertaking to the Corporation.

         (d) Waiver. Notwithstanding anything in this Section 5 to the contrary, the holders of a majority of the then outstanding shares of Series I Preferred Stock may agree to waive any provision in this Section 5, including, but not limited to, the Mandatory Redemption Date or the Early Redemption Date, by notifying the Corporation in writing of any such waiver pursuant to this Section 5(d).

         Section 6. Definitions. As used herein, the following terms have the meanings stated below.

         "Business Day" shall mean a day other than Saturday or Sunday or other day on which commercial banks in New York, New York are authorized or required by law or other governmental action to close.

         "Capital Expenditures" means amounts paid or indebtedness incurred by the Corporation or any of its subsidiaries in connection with the purchase or lease by the Corporation or any of its subsidiaries of assets that would be required to be capitalized and shown on the balance sheet of such person in accordance with GAAP.

         "Common Stock" shall mean the Common Stock, par value $0.02 per share, of the Corporation as authorized on the date hereof, and also any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

         "Consolidated Operating Cash Flow" means, for any period, an amount equal to (a) the sum of (i) the earnings (or loss) from the operations of the Corporation and its subsidiaries for such period, after payment or provision for all expenses and other proper charges, but before payment or provision for any income taxes or interest expense, plus (ii) depreciation and amortization for such period, minus (b) cash payments for all taxes paid during such period, minus (c) Capital Expenditures of the Corporation made during such period to the extent permitted under the Credit Agreement.




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         "Consolidated Financial Obligations" means, for any period, an amount equal to the sum of all payments on Indebtedness that become due and payable or that are to become due and payable during such period pursuant to any agreement or instrument to which the Corporation or any of its subsidiaries is a party relating to the borrowing of money or the obtaining of credit or in respect of capitalized leases.

         "Credit Agreement" means that certain Third Amended and Restated Credit Agreement, dated as of March 30, 2004, among the Corporation, the guarantors identified therein, the lenders identified therein and Patriarch Partners Agency Services, LLC, as the same may be amended, modified and supplemented from time to time in accordance with the terms thereof.

         "Excess Cash Flow" means, for any period, the amount equal to Consolidated Operating Cash Flow for such period minus the aggregate amount of Consolidated Financial Obligations payable during such period.

         "Face Redemption Amount" means an amount equal to $841,714.

         "GAAP" means generally accepted accounting principles in the United States as in effect from time to time, consistently applied throughout the periods to which reference is made.

         "Indebtedness" means, with respect to any person, all obligations of such person, contingent or otherwise, that in accordance with GAAP should be classified as liabilities, including, without limitations (a) all debt obligations, (b) all liabilities secured by Liens, (c) all guarantees and (d) all liabilities in respect of bankers' acceptances of letters of credit.

         "Issue Date" means ________, 2004.

         "Lien" means any encumbrance, mortgage, pledge, hypothecation, charge, restriction or other security interest of any kind securing any obligation of any person.

         Section 7. Reacquired Shares. Any shares of Series I Preferred Stock acquired by the Corporation in any manner shall be retired and canceled promptly after the acquisition thereof and may not be reissued.




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         In witness whereof, the Corporation has caused this Certificate to be executed as of this 16th day of July, 2004.


                                 SCAN-OPTICS, INC.


                                 By: /s/James C. Mavel
                                     ---------------------
                                   Name:  James C. Mavel
                                   Title:  Chairman of the Board, Chief
                                         Executive Officer and President

ATTEST:


/s/ Peter Stelling
-------------------
Name:  Peter Stelling
Title:   Vice President





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